February 14, 2014

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
North West Territories Securities Registry
Yukon Superintendent of Securities
Nunavut Superintendent of Securities

Dear Sirs/Mesdames:

Re: Refiling of Audited Financial Statements for the Year ended December 31, 2013

We hereby advise that Primero Mining Corp. (the “Company”) has refiled its audited financial statements for the year ended December 31, 2013, to include a revised Independent Auditor’s Report. The only amendment to the Independent Auditor’s Report was to correct the date of the report, which was inadvertently dated February 12, 2013, to February 12, 2014.

No changes have been made to the audited financial statements.

Yours truly,

“David Blaiklock”

David Blaiklock
Chief Financial Officer

PRIMERO MINING CORP.
DECEMBER 31, 2013

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Joseph F. Conway	David C. Blaiklock
President & Chief Executive Officer	Chief Financial Officer
February 12, 2014	February 12, 2014

Independent Auditor’s Report

To the Shareholders of
Primero Mining Corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp, which comprise the consolidated statement of financial position as at December 31, 2013 and 2012 and the consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2013 then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP

Independent Registered Chartered Accountants
February 12, 2014
Vancouver, British Columbia

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In thousands of United States dollars, except for share and per share amounts)

			2013	2012
	Notes
			$	$

Revenue	6		200,326	182,939

Operating expenses	7,8		(88,086)	(75,495)
Depreciation and depletion	12		(36,236)	(28,055)
Total cost of sales			(124,322)	(103,550)

Earnings from mine operations			76,004	79,389
Exploration expenses			(431)	-
General and administrative expenses	7		(24,470)	(30,003)

Earnings from operations			51,103	49,386
Other expense	8		(8,590)	(1,842)
Foreign exchange loss			(798)	(948)
Finance income			296	1,192
Finance expense	13	(b)	(674)	(2,887)
Share of equity-accounted results	4		(187)	-
Loss on derivative contracts			-	(226)

Earnings before income taxes			41,150	44,675

Income tax (expense) recovery	9		(45,400)	4,878

Net (loss) income for the year			(4,250)	49,553

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations			(3,580)	386
Total comprehensive (loss) income for the year			(7,830)	49,939

Basic (loss) income per share			(0.04)	0.54
Diluted (loss) income per share			(0.04)	0.54

Weighted average number of common shares outstanding
Basic	10		108,528,425	91,469,356
Diluted	10		108,903,821	91,635,428

See accompanying notes to the consolidated financial statements.	3

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

		December 31,	December 31,
	Notes	2013	2012
		$	$

Assets
Current assets
Cash and cash equivalents		110,711	139,244
Trade and other receivables		4,794	3,792
Taxes receivable	9	10,224	5,914
Prepaid expenses		7,729	4,607
Inventories	11	12,171	11,044
Total current assets		145,629	164,601

Non-current assets
Mining interests	12	636,253	496,132
Equity investment	4	1,042	-
Deferred tax asset	9 (b)	-	9,773
Total assets		782,924	670,506

Liabilities
Current liabilities
Trade and other payables	15 (e) (i), (ii)	33,958	36,520
Taxes payable	9	6,735	2,209
Current portion of long-term debt	13 (a)	5,000	12,786
Total current liabilities		45,693	51,515

Non-current liabilities
Taxes payable	9	8,456	6,055
Deferred tax liability	9 (b)	29,762	-
Decommissioning liability	14	8,730	8,283
Long-term debt	13 (a)	22,214	27,214
Other long-term liabilities	15 (e) (i), (ii)	6,979	5,701
Total liabilities		121,834	98,768

Equity
Share capital	15 (a) (b)	553,518	456,734
Warrant reserve	15 (d)	34,237	34,237
Share-based payment reserve	15 (c), (e) (iii)	15,518	15,120
Foreign currency translation reserve		(4,644)	(1,064)
Retained earnings		62,461	66,711
Total equity		661,090	571,738
Total liabilities and equity		782,924	670,506

Commitments and contingencies (Note 21)

Approved on behalf of the Board of Directors

Joseph F. Conway, Director	Michael E. Riley, Director
February 12, 2014	February 12, 2014

See accompanying notes to the consolidated financial statements.	4

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)

										Foreign
								Share-based		currency		Retained
		Share capital				Warrants		payment		translation		Earnings/
	Notes	Shares		Amount		reserve		reserve		reserve		(Deficit)		Total Equity
			$		$		$		$		$		$

Balance, January 1, 2012 (as restated)		88,259,831		423,250		34,237		14,645		(1,450)		17,158		487,840
Shares issued for Conversion of Debt	13 (a)	8,422,460		30,000		-		-		-		-		30,000
Exercise of stock options	15 (c)	523,331		3,484		-		(952)		-		-		2,532
Foreign currency translation		-		-		-		-		386		-		386
Share-based payment	15 (c)	-		-		-		1,427		-		-		1,427
Net income		-		-		-		-		-		49,553		49,553
Balance, December 31, 2012		97,205,622		456,734		34,237		15,120		(1,064)		66,711		571,738
Shares issued for Acquisition of Cerro Resources NL	4	17,983,956		93,337		-		759		-		-		94,096
Exercise of stock options	15 (c)	495,000		3,232		-		(1,316)		-		-		1,916
Exercise of PSUs	15 (e) (ii)	41,457		215		-		-		-		-		215
Foreign currency translation		-		-		-		-		(3,580)		-		(3,580)
Share-based payment	15 (c), (e) (iii)	-		-		-		955		-		-		955
Net (loss) income		-		-		-		-		-		(4,250)		(4,250)
Balance, December 31, 2013		115,726,035		553,518		34,237		15,518		(4,644)		62,461		661,090

Total comprehensive loss was $7,830 for the year ended December 31, 2013 (December 31, 2012 - income of $49,939)

See accompanying notes to the condensed consolidated interim financial statements.	5

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In thousands Of United States dollars)

	Notes	2013	2012
		$	$

Operating activities
Earnings before income taxes		41,150	44,675
Adjustments for:
Depreciation and depletion	12	36,236	28,055
Changes to decomissioning liability		(199)	(161)
Share-based payments - Stock Option plan	15 (c)	200	1,533
Share-based payments - Phantom Share Unit plan	15 (e)	6,585	14,700
Payments made under the Phantom Share Unit Plan	15 (e)	(13,481)	(877)
Unrealized loss on equity accounted investment		187	-
Cash paid for derivative contracts (net of sales proceeds)		-	(23)
Loss on derivative asset		-	226
Loss on disposal of assets		269	811
Unrealized foreign exchange loss		2,414	175
Taxes paid		(1,343)	(2,001)
Other adjustments
Finance income (disclosed in investing activities)		(296)	(1,192)
Finance expense		674	2,887
		72,396	88,808

Changes in non-cash working capital	16	(2,591)	25,402
Cash provided by operating activities		69,805	114,210

Investing activities
Equity investment in Santana Minerals Limited		(1,254)	-
Expenditures on mining interests	12	(71,481)	(39,740)
Acquisition of Cerro Resources NL	4	(3,373)	-
Acquisition of remaining interest in Cerro del Gallo project		(8,000)	-
Interest received		296	1,192
Cash used in investing activities		(83,812)	(38,548)

Financing activities
Repayment of debt	13 (a)	(12,786)	(10,050)
Proceeds on exercise of options	15 (c)	1,916	2,532
Interest paid	13 (a)	(2,057)	(9,024)
Cash used in financing activites		(12,927)	(16,542)

Effect of foreign exchange rate changes on cash		(1,599)	(637)

(Decrease) Increase in cash		(28,533)	58,483
Cash, beginning of year		139,244	80,761
Cash, end of year		110,711	139,244

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.	6

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico and one exploration property, Ventanas, located in Durango state, Mexico. In addition, the Company has announced the acquisition of Brigus Gold Corp (“Brigus”), which has an operating mine in Ontario, Canada and is expected to close in the first quarter of 2014 (Note 22).

2.	Significant accounting policies

These consolidated financial statements were approved by the Company’s Board of Directors on February 12, 2014.

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis other than the phantom share units which are accounted for at fair value with changes in fair value being included in the statement of operations and comprehensive income.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas mine, Cerro Resources NL (“Cerro”), which indirectly owns the Cerro del Gallo project, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(b)	Functional and presentation currency

The functional currency of Primero Empresa Minera, S.A. de C.V, Silver Trading, and certain subsidiaries of Cerro is the U.S. dollar. The functional currency of the other subsidiaries of Cerro is the Australian dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the statement of financial position date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined. The resulting foreign exchange gains and losses are included in the determination of earnings.

Statement of operations items denominated in currencies other than the presentation currency are translated at the period average exchange rates. With the exception of foreign exchange differences on an intercompany loan between Primero Mining Luxembourg S.a.r.l. and Primero Empresa, S.A. de C.V., for which exchange differences are recorded in other comprehensive income (“OCI”), the resulting foreign exchange gains and losses are included in the determination of earnings.

The presentation currency of the Company is the U.S. dollar. The results of the Canadian parent company and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI; there is no tax impact of this translation. The amounts in OCI are not expected to be reclassified to the statement of operations and comprehensive income in future.

(c)	Investment in associates

The Company has one associate. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell and value-in-use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources, exploration potential and other assets that are able to be valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. This goodwill is not amortized, and is reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations and comprehensive income.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the statement of financial position.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(e)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

(i) the significant risks and rewards of ownership have been transferred to the buyer;

(ii) neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of transfer of title. Sales prices are fixed based on the terms of the contract or at spot prices.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

(g)	Inventories

Finished goods (gold and silver in doré), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Production costs are capitalized and included in the work-in-process inventory based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and expensed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

(i) Land, buildings, plant and equipment

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is stated at cost less any impairment in value and is not depreciated.

(ii)	Exploration and evaluation expenditures

Exploration and evaluation expenditure is charged to the statement of operations and comprehensive income unless both of the following conditions are met, in which case it is deferred under “mining interests”:

  it is expected that the expenditure will be recouped by future exploitation or sale; and
  substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administrative expenditures relating to exploration and evaluation activities are capitalized where they can be directly attributed to the site undergoing exploration and evaluation.

(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the statement of financial position as incurred.

Mine development costs incurred to maintain current production are included in the statement of operations and comprehensive income. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

The Company reviews and evaluates its mining properties for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated (the Company currently has two CGUs, the San Dimas mine and the Cerro del Gallo project). These budgets and forecasts cover the life of the mine.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations and comprehensive income.

(iv)	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income in the period in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

(v)	Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(vi)	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases:

Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component. For the years ended December 31, 2013 and 2012, the Company had one operating mine, the San Dimas mine, and therefore all of the depletion in the years ended December 31, 2013 and 2012 relates to the San Dimas mine.

Mineralization at the San Dimas mine is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential. The definitions applied by the Company to these categories of mineralization are as follows:

a)

Proven and probable mineral reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of- production basis over 100% of probable reserves and 75% of inferred resources and exploration potential. The depletion estimation methodology was revised in order to divide the total mining property capitalized in respect of the San Dimas asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves (which includes measured and indicated resources) and inferred resources of the San Dimas asset. The value assigned to the non- depletable component is the value assigned to the exploration potential of the San Dimas asset. The allocation of values to the proven and probable reserves, inferred resources and exploration potential of the San Dimas asset are based on the discounted cash flow analysis of the Company’s life-of-mine plan. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of- mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable. This change in estimate has not had a material impact on the Company’s depletion expense in the current period and is not expected to have a material impact in future periods.

Each year, coincident with the updated reserve and resource estimates and preparation of the updated life-of-mine plan, the Company expects that a portion of inferred resources will be transferred to reserves and a portion of exploration potential will be transferred to inferred resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the percentage of resources to include in the depletion base of the depletable component, management considers which of the Company’s inferred resources are believed to eventually be classified as measured and indicated resources, and if economically recoverable, will be included in proven and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The Company capitalizes certain development costs to mining properties. Development costs generally comprise expenditures for drifts to access resources and exploration potential and costs to construct raises and ramps. Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Due to the fact that the economic assumptions used to estimate the reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and reserves may change from year to year. Changes in the reserve and the inferredresource base used in the life-of-mine plan may affect the calculation of depletion and such changes are recognized prospectively.

Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Mining properties and leases are based on estimated life of reserves and a portion of mineralization expected to be classified as reserves on a units-of-production basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Plant and buildings	8 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 years

(vii) Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations and comprehensive income.

(i)	Provisions

General

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance expense in the statement of operations and comprehensive income.

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

(j)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income on a straight-line basis over the lease term.

(k)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income except to the extent they relate to items recognized directly in equity or in other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations and comprehensive income due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the statements of operations and comprehensive income.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The Company recognizes uncertain tax positions in its financial statements when it is considered more likely than not that the tax position shall be sustained.

(l)	Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

(m)	Share–based payments

(i) Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(ii) Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Black-Scholes option pricing model (with any changes in fair value recognized in the statement of operations and comprehensive income). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

	(iii)	Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to- maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of operations and comprehensive income. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other financial liabilities, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are measured as FVTPL are recognized in the statement of operations and comprehensive income immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

The Company may enter into derivative contracts or financial instruments and non- financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income.

Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

  The rights to receive cash flows from the asset have expired, or
  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of it, the asset is recognised to the extent of the Company’s continuing involvement in it. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

(o)	Segmented reporting

The Company operates in one geographic area. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has two reportable segments: the San Dimas mine (which currently includes the Ventanas property) and the Cerro del Gallo project.

(p)	Measurement uncertainties

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

(ii)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are divided into a depletable and non-depletable pool; the depletable pool is depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources (Note 2 (h)). The Company includes a portion of resources in its depletion base where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

(iii)	Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

(iv)	Impairment charges

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations.

(v)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(vi)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vii)	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in- circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(viii)	The fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

(ix)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine (see Notes 5 and 9 (b)). Should this judgment change, there would be a material change in both the income and deferred tax position recognized by the Company.

(ii)	Liability to sell silver to Silver Wheaton Caymans

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans (Note 5) net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

(iii)	Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

(iv)	Asset acquisitions

The Company has determined that the acquisition of Cerro (Note 4) was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

(v)	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

3.	Changes in accounting policies and recent pronouncements issued

Changes in accounting policies

The Company has made no changes to its accounting policies during the year ended December 31, 2013.

Recent pronouncements issued

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the Consolidated Statement of Operations from those that will not be reclassified. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements.

IFRS 10 changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011).

The Company adopted IFRS 11 on January 1, 2013 on a retrospective basis. There was no impact on the Company’s financial statements in the prior period. The Company accounted for its investment in the entity which owns the Cerro del Gallo project as a joint operation until December 19, 2013 when it purchased the remaining 30.8% of the Cerro del Gallo project from Goldcorp Inc. The Company now consolidates 100% of the subsidiary which owns the Cerro del Gallo project (Note 4).

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine

(“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. The Cerro del Gallo project is planned to be an open pit mine. The Company will apply the provisions of IFRIC 20 to the Cerro del Gallo project and develop a policy for allocation of costs once stripping activity begins.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

4.	Acquisition of Cerro Resources NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Arrangement") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro Del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Arrangement, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held by the Company as an equity accounted investment. It has been determined significant influence exists due to Primero’s 25% representation on the Santana Board of Directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations, and therefore it accounted for the acquisition as an asset acquisition rather than a business combination.

On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc. The consideration comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The First, Second, Third and Fourth Contingent Payments are considered to be contingent liabilities. These contingent liabilities have not been included in the purchase consideration as at December 31, 2013, and shall only be recognized if and when the contingency in question is satisfied. The purchase price of the 30.8% interest in the Cerro del Gallo project is considered to be $8 million prior to any of the contingencies being satisfied. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations at the date of purchasing the remaining 30.8% and therefore it also accounted for the acquisition as an asset acquisition rather than a business combination.

The following table summarizes the fair value of the consideration transferred to Cerro shareholders and Goldcorp Inc. for the respective purchase of 69.2% and 30.8% of the Cerro del Gallo project, including transaction costs and the amounts of identified assets acquired and liabilities assumed:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

	Purchase of 69.2%	Purchase of 30.8%

Purchase price	$	$
Shares	93,337	-
Stock options	759	-
Cash	2,782	8,000
Transaction costs	890	-
	97,768	8,000

Net assets acquired:	$	$
Cash	300	77
Working capital and other	(2,794)	547
Property and equipment	410	239
Mineral property	99,852	7,137
	97,768	8,000

5.	Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (p)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

6.	Revenue

Revenue comprises the following sales:

	2013	2012
	$	$

Gold	157,304	145,224
Silver (Note 5)	43,022	37,715
	200,326	182,939

As described in Note 5, for the first four years post-acquisition of the San Dimas mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The Company sold 999,162 ounces of silver at market prices during the year ended December 31, 2013 (2012 – 716,229).

7.	General and administrative expenses

General and administrative expenses comprise the following:

(In thousands of U.S. dollars)	2013	2012

Share-based payment	6,441	15,049
Salaries and wages	8,257	5,761
Rent and office costs	1,904	1,402
Legal, accounting, consulting, and other professional fees	3,753	4,628
Other general and administrative expenses	4,115	3,163
Total	24,470	30,003

An additional $0.3 million of share-based compensation is included in operating expenses for the year ended December 31, 2013 (2012 - $1.2 million).

8.	Other expense

When Primero acquired the San Dimas mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company was in talks with the IMSS authority for approximately two years and the change in the Mexican federal government brought matters to a conclusion. The outcome was that effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company is paying social security premiums on their behalf. In addition, the IMSS authority assessed the Company $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010, which the Company paid in August 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to other expenses in the statement of operations.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

9.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	2013	2012

	$	$

Earnings before income taxes	41,150	44,675

Canadian federal and provincial income tax rate	25.75%	25.00%

Expected income tax expense	(10,596)	(11,169)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(1,695)	(2,062)
Share-based payments	(18)	(407)
Additional deductible expenses	10,497	13,778
Impact of foreign exchange	331	2,554
Impact of foreign exchange on deferred income tax assets and liabilities	(1,169)	9,822
Impact of Mexican inflation on tax values	1,757	1,531
Withholding taxes on intercompany interest	(4,750)	(4,947)
Recovery of Luxembourg taxes	-	1,473
Royalty taxes in Mexico	(35,864)	-
Benefit of tax losses (not recognized)	(3,893)	(5,695)
Income tax (expense) recovery	(45,400)	4,878

Income tax expense is represented by:
Current tax (expense) recovery	(2,063)	660
Deferred tax (expense) recovery	(43,337)	4,218
Income tax (expense) recovery	(45,400)	4,878

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as mining assets and financial assets/liabilities have a book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $35.9 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated.

The Company’s overall Canadian statutory tax rate increased from 25% in 2012 to 25.75% in 2013.

There is no taxation related to the other comprehensive income balance recorded by the Company.

(b) The significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,	December 31,
	2013	2012

	$	$

Non-capital losses and other future deductions	12,913	13,847
Decommissioning liability to be recovered	1,351	904
Other	17,642	4,464
Deferred tax assets	31,906	19,215

Mineral property, plant and equipment	(61,668)	(9,442)
Deferred tax liabilities	(61,668)	(9,442)

Net deferred tax (liability) asset	(29,762)	9,773

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax asset of $31.9 million, $7.5 million is expected to be recovered within twelve months of the statement of financial position date and the remainder after twelve months of the financial position date. Of the Company’s total deferred tax liability of $61.7 million, $3.9 million is expected to be paid within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date. The Company has total unused tax losses of $87.7 million that are available without restriction of use to carry forward against future taxable income of the entities in which the losses arose, however, $44.7 million of these losses (of which $4.4 million expire in 2020, 2021, and 2022 and $40.3 million expire in 2030, 2032, and 2033) relate to entities that have a history of losses, and may not be used to offset taxes in other entities. The majority of the remainder of the losses expire in 2021.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	December 31,	December 31,
	2013	2012
	$	$

Non-capital losses	50,825	17,323
Capital losses	3,563	3,064
Share issuance costs	2,987	6,511
Accrued liabilities and other	8,150	14,945
Special mining duties	8,339	-
	73,864	41,843

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2013 is $19.8 million.

On October 17, 2011 the Company’s Mexican subsidiary filed an application for an advance pricing agreement (“APA”) with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

10.	Income per share (EPS)

Basic income per share amounts are calculated by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

	2013	2012

Net (loss) income attributable to shareholders (basic)	(4,250)	49,553
Net (loss) income attributable to shareholders (diluted)	(4,250)	49,553
Weighted average number of shares (basic)	108,528,425	91,469,356
Weighted average number of shares (diluted)	108,903,821	91,635,428
Basic (loss) income per share ($s)	(0.04)	0.54
Diluted (loss) income per share ($s)	(0.04)	0.54

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	2013	2012

Weighted average number of ordinary shares - basic	108,528,425	91,469,356
Potentially dilutive options (i)	375,396	166,072
Weighted average number of ordinary shares - diluted	108,903,821	91,635,428

(i) Calculated using the treasury buy-back method

For the years ended December 31, 2013 and 2012, certain of the outstanding stock options had a dilutive effect, which had a minor impact on basic income per share. The following table lists the equity securities whose exercise price exceeded the Company’s average market price in the period, and therefore were anti-dilutive in nature:

	2013	2012

Stock options	5,745,240	7,144,490
Warrants	20,800,000	20,800,000

On January 29, 2014, the Company issued 100,000 common shares upon the exercise of stock options. This was the only transaction involving shares or potential shares between the reporting date and the date of completion of these financial statements.

11.	Inventories

	2013	2012
	$	$

Supplies	4,981	4,929
Finished goods	1,297	3,759
Work-in-progress	5,893	2,356
	12,171	11,044

The total amount of inventory expensed during the year was $120.3 million (2012 - $97.1 million). No inventory is carried at fair value less costs to sell.

Substantially all inventory is expected to be recovered within 12 months of the statement of financial position date.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

12.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and		Plant,	Construction
	properties	evaluation	Land and	equipment	in	Computer
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2012	416,465	-	50,562	53,416	2,408	1,637	524,488
Additions	-	13,537	167	4,028	23,022	278	41,032
Reclassifications and adjustments	26,569	(13,537)	577	1,868	(17,131)	-	(1,654)
Assets written off	-	-	(100)	(909)	-	(6)	(1,015)
At December 31, 2012	443,034	-	51,206	58,403	8,299	1,909	562,851
Additions	122,188	-	2,015	10,219	42,084	692	177,198
Reclassifications and adjustments	15,461	-	2,262	2,694	(20,417)	-	-
Assets written off	-	-	(69)	(402)	-	(5)	(476)
At December 31, 2013	580,683	-	55,414	70,914	29,966	2,596	739,573

Depreciation and depletion

At January 1, 2012	26,364	-	2,871	8,408	-	421	38,064
Depreciation and depletion charged for the year	18,865	-	2,283	7,303	-	408	28,859
Accumulated depreciation on assets written off	-	-	(10)	(191)	-	(3)	(204)
At December 31, 2012	45,229	-	5,144	15,520	-	826	66,719
Depreciation and depletion charged for the year	25,575	-	2,308	8,283	-	642	36,808
Accumulated depreciation on assets written off	-	-	(10)	(192)	-	(5)	(207)
At December 31, 2013	70,804	-	7,442	23,611	-	1,463	103,320

Carrying amount

At December 31, 2012	397,805	-	46,062	42,883	8,299	1,083	496,132
At December 31, 2013	509,879	-	47,972	47,303	29,966	1,133	636,253

All property and assets related to the San Dimas mine are pledged as security for the Company’s obligations under the silver purchase agreement and the promissory note entered into upon the acquisition of the San Dimas mine (Notes 5 and 13). In addition, the Cerro del Gallo project is pledged as security for the Company’s obligations under the promissory note (Note 13).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Depletion expense is calculated on a units-of-production basis over the estimated useful life of each mining property, being the number of production units expected to be obtained from the property. From January 1, 2012 to September 30, 2013, the entire mining property capitalized for the San Dimas asset was depleted on a units-of-production basis that included 100% of reserves (which includes measured and indicated resources) and 75% of inferred resources and exploration potential. Commencing as of October 1, 2013, the San Dimas asset is divided into a depletable pool, attributable to reserves (which includes measured and indicated resources) and inferred resources, and a non-depletable pool, attributable to exploration potential. For the three months ended December 31, 2013, the value assigned to the depletable component was $282.3 million and the value assigned to the non-depletable component was $106.8 million.

For the year ended December 31, 2012 and the nine months ended September 30, 2013, the San Dimas asset was depleted based on inclusion of 100% of reserves and 75% of inferred resources and exploration potential. For the year ended December 31, 2012, this represented an average of 0.6 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the nine months ended September 30, 2013, this represented an average of 0.7 million ounces of reserves, 0.6 million ounces of inferred resources and 0.8 million ounces of exploration potential. For the three months ended December 31, 2013, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources. For the three months ended December 31, 2013, this represented an average of 0.7 million ounces of reserves and 0.6 million ounces of inferred resources.

For the years ended December 31, 2013 and 2012, $14.3 million and $11.6 million , respectively, of development costs were included in the recognized value of mining properties of which $12.4 million and $10.0 million, respectively, were included in the depletable component. For the year ended December 31, 2013, $55.0 million of future development costs were included in the calculation of depletion expense.

Depletion expense for the year ended December 31, 2013 was $25.6 million (2012 - $18.9 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $65.0 million (2012 - $70.5 million).

The basis for calculating the depletion expense is described in Note 2, ‘Significant accounting policies’.

Additionally, $0.6 million of depletion cost was included in the inventories balance at December 31, 2013 (2012 - $0.8 million). Borrowing costs of $2.1 million were capitalized during 2013 (2012 - $1.3 million) at a weighted average borrowing rate of 6% (2012 – 4.7%) . Included within mining properties for the year ended December 31, 2013 is a $0.1 million reduction of the decommissioning liability (2012 - $1.7 million reduction).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

13.	Current and long-term debt

(a)

	December 31,	December 31,
	2013	2012
	$	$

Promissory note	27,214	40,000
Total	27,214	40,000
Less: Current portion of debt	(5,000)	(12,786)
Long-term debt	22,214	27,214

On August 6, 2010, in connection with the acquisition of the San Dimas mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company repaid $30 million of the convertible note in cash in October 2011 and the balance in August 2012 through the issuance of 8,422,460 Primero common shares.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow during the year ended December 31, 2013.

(b) Finance expense

Finance expense comprised the following:

	2013	2012
	$	$

Interest and accretion on convertible note	-	572
Interest on promissory note	2,057	2,787
Capitalization of borrowing costs	(2,140)	(1,287)
Accretion on decommissioning liability	642	726
Other	115	89
	674	2,887

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

14.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was $31.3 million at December 31, 2013 (2012 - $28.9 million) and the present value of the obligation was estimated at $8.7 million (2012- $8.3 million), calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, management has assumed is in 22 years (2012 – 23 years). The discount rate of 7.75% used by the Company in 2013 and 2012 is based on prevailing risk-free pre-tax rates in Mexico for periods of time which coincide with the period over which the decommissioning costs are discounted.

$

Decomissioning liability - January 1, 2012	9,373
Change in estimate of mine life	(1,654)
Accretion expense	726
Reclamation expenditures	(162)
Decomissioning liability - December 31, 2012	8,283

Change in inflation rate	(145)
Accretion expense	642
Reclamation expenditures	(50)
Decomissioning liability - December 31, 2013	8,730

15.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2013	2012
Common shares issued and fully paid

At January 1	97,205,622	88,259,831
Issued during period (Note 15 (b))	18,520,413	8,945,791
At December 31	115,726,035	97,205,622

(b)	Common shares issuance

Share capital is recorded in the share capital reserve within Equity in the consolidated statement of financial position.

	(i)	On May 22, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of all issued and outstanding common shares of Cerro (Note 4).

	(ii)	On December 16, 2013, the Company issued 41,457 common shares as consideration for awards issued under the Directors PSU plan (Note 15 (e) (ii)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(iii)	During the year ended December 31 2013, the Company issued 495,000 common shares upon the exercise of stock options.

(iv)	On August 7, 2012 the Company issued 8,422,460 common shares to Goldcorp Inc. upon the conversion of the remaining $30 million of the Convertible Note (Note 13 (a)).

(v)	During the year ended December 31, 2012 the Company issued 523,331 common shares upon the exercise of stock options

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at December 31, 2013, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Remaining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 9, 2014	10,000	2.70	0.4	10,000	2.70	0.4
September 8, 2014	28,750	5.22	0.7	28,750	5.22	0.7
November 14, 2014	34,500	8.70	0.8	34,500	8.70	0.8
December 3, 2014	46,000	8.70	1.0	46,000	8.70	1.0
December 31, 2014	155,250	7.39	1.0	155,250	7.39	1.0
August 6, 2015	4,609,490	6.00	1.5	4,609,490	6.00	1.5
August 25, 2015	1,645,000	5.26	1.6	1,645,000	5.26	1.6
November 3, 2015	230,000	7.53	1.8	230,000	7.53	1.8
November 3, 2015	230,000	8.70	1.8	230,000	8.70	1.8
November 12, 2015	380,000	6.43	1.8	380,000	6.43	1.8
November 8, 2016	300,000	3.47	2.8	200,000	3.47	2.8
March 31, 2017	75,000	2.60	3.2	25,000	2.60	3.2
November 12, 2017	60,000	6.74	3.7	20,000	6.74	3.7
July 9, 2019	160,000	2.70	5.4	160,000	2.70	5.4
	7,963,990	5.85	1.8	7,773,990	5.90	1.7

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The following is a continuity schedule of the options outstanding for the year:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2012	8,574,490	5.54
Exercised	(523,331)	5.12
Granted	135,000	4.44
Cancelled	(35,000)	4.20
Forfeited	(346,669)	5.21
Outstanding at December 31, 2012	7,804,490	5.57
Granted	866,525	7.92
Exercised	(495,000)	4.38
Cancelled	(70,000)	6.43
Expired	(142,025)	7.99
Outstanding at December 31, 2013	7,963,990	5.85

The weighted average share price on the date options were exercised during 2013 was Cdn$5.90 (2012 – Cdn $6.31) ..

The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Arrangement (Note 4). The fair value of options granted was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned

May 22, 2013	96,025	0.3	8.70	1.03	49	0.03
May 22, 2013	46,000	0.5	6.52	1.03	44	0.33
May 22, 2013	28,750	1.3	5.22	1.03	54	1.39
May 22, 2013	34,500	1.5	8.70	1.03	54	0.62
May 22, 2013	46,000	1.5	8.70	1.03	54	0.64
May 22, 2013	155,250	1.6	7.39	1.03	54	0.90
May 22, 2013	230,000	2.5	7.53	1.03	55	1.27
May 22, 2013	230,000	2.5	8.70	1.03	55	1.06
	866,525

The fair value of the options granted in 2012 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5% respectively. Other conditions and assumptions were as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
November 12, 2012	60,000	3.5	6.74	1.19	51	2.56
March 31, 2012	75,000	3.5	2.60	1.39	47	0.92

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the option. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

d)	Warrants

As at December 31, 2013 and December 31, 2012, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn $8.00 until July 20, 2015.

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated statement of financial position.

(e)	Phantom Share Unit Plan

The Company has three phantom share unit plans

(i)

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the number of PSUs that vest multiplied by the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

(ii)

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

(iii)

On May 8, 2013 the Company’s shareholders approved the establishment of the 2013 PSU plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs (subject to the total number of common shares issuable at any time under the PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

The following units were issued and outstanding as at December 31, 3013 under the PSUP and Directors PSUP plans:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
February 27, 2011	95,666	February 27, 2014	December 31, 2014
May 19, 2011	31,105	May 19, 2014	December 31, 2014
November 8, 2011	33,333	November 8, 2014	December 31, 2014
March 31, 2012	781,126	March 31, 2014	December 31, 2014
March 31, 2012	781,127	March 31, 2015	December 31, 2015
March 31, 2012	38,460	December 1, 2014	December 31, 2014
May 25, 2012	31,410	May 25, 2014	December 31, 2014
May 25, 2012	31,411	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 12, 2012	28,902	November 12, 2014	December 31, 2014
November 12, 2012	28,902	November 12, 2015	December 31, 2015
February 25, 2013	271,617	February 25, 2014	December 31, 2014
February 25, 2013	271,617	February 25, 2015	December 31, 2015
February 25, 2013	271,617	February 25, 2016	December 31, 2016
March 28, 2013	56,223	December 1, 2014	December 31, 2014
March 28, 2013	56,224	December 1, 2015	December 31, 2015
June 26, 2013	5,605	December 1, 2014	December 31, 2014
June 26, 2013	5,606	December 1, 2015	December 31, 2015
Total	2,825,968

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations and comprehensive income during 2013 in relation to the PSUP and Directors PSUP was $5.8 million (2012 - $14.7 million). The total liability recognized at December 31, 2013 in respect of the PSUP and Directors PSUP was $8.1 million (2012 - $16.9 million), of which $5.1 million (2012 - $12.9 million) is classified as a current liability, reported within trade and other payables, with the remaining $3.0 million (2012 - $4.0 million) classified as a long-term liability, reported within other long-term liabilities. None of these cash-settled units was vested at December 31, 2013, but all remain outstanding.

The Company issued 814,851 units under the PSUP during the year ended December 31, 2013 (2012 – 2,657,821 units), and 185,483 units under the Directors PSUP (2012 – 115,384 units).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The fair value of the units as at December 31, 2013 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

February 27, 2011	95,666	0.2	0.00	1.13	43	4.68
May 19, 2011	31,105	0.4	0.00	1.13	45	4.68
November 8, 2011	33,333	0.9	0.00	1.13	50	4.68
March 31, 2012	1,562,253	0.2	0.00	1.13	42	4.68
March 31, 2012	38,460	0.9	0.00	1.13	49	4.68
May 25th, 2012	62,821	0.4	0.00	1.13	45	4.68
August 3, 2012	6,017	0.6	0.00	1.13	48	4.68
November 12, 2012	57,804	0.9	0.00	1.13	50	4.68
February 25, 2013	814,851	1.2	0.00	1.13	54	4.68
March 28, 2013	112,447	0.9	0.00	1.13	45	4.68
June 26, 2013	11,211	0.9	0.00	1.13	45	4.68
Total	2,825,968

(i)

Volatility was determined based upon the average historic volatility of a number of comparable companies, where sufficient history of the Company was not available, calculated over the same period as the expected life of the unit. Where sufficient history was available, the volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

The following units were issued and outstanding as at December 31, 2013 under the 2013 PSUP:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
May 10, 2013	81,033	May 10, 2014	December 31, 2014
May 10, 2013	81,033	May 10, 2015	December 31, 2015
May 10, 2013	81,034	May 10, 2016	December 31, 2016
June 26, 2013	20,530	June 26, 2014	December 31, 2014
June 26, 2013	20,530	June 26, 2015	December 31, 2015
June 26, 2013	20,530	June 26, 2016	December 31, 2016
August 12, 2013	29,948	August 12, 2014	December 31, 2014
August 12, 2013	29,948	August 12, 2015	December 31, 2015
August 12, 2013	29,949	August 12, 2016	December 31, 2016
November 8, 2013	5,853	November 8, 2014	December 31, 2014
November 8, 2013	5,853	November 8, 2015	December 31, 2015
November 8, 2013	5,853	November 8, 2016	December 31, 2016
Total	412,094

During the year ended December 31, 2013, the Company issued 418,576 2013 PSUP units (2012 – nil).

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income for the year ended December 31, 2013 in relation to the 2013 PSUP was $0.7 million (2012 - $nil).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

16.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2013	2012
	$	$

Trade and other receivables	(4,235)	2,985
Taxes receivable	(2,104)	14,636
Prepaid expenses	(3,123)	974
Inventories	(853)	(782)
Trade and other payables	6,135	5,823
Taxes payable	1,589	1,766
	(2,591)	25,402

17.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2013. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas mine, development of the Cerro del Gallo project and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 13).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

Pursuant to the terms of the promissory note (Note 13), the Company is required to maintain the following financial covenants:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

18.	Financial instruments

The Company’s financial instruments at December 31, 2013 consist of cash, trade and other receivables, trade and other payables, and debt.

At December 31, 2013, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and the promissory note has subsequently been carried at amortized cost. At December 31, 2013 the fair value of the promissory note was $27.3 million using a discounted future cash-flow analysis. The Company had no derivative assets at December 31, 2013 or December 31, 2012.

Fair value measurements of financial assets and liabilities recognized in the consolidated statement of financial position

IFRS requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

  Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2013, the Company does not have any financial assets or liabilities measured at fair value.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no embedded derivatives requiring separate accounting at December 31, 2013 or 2012.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2013 and 2012 is as follows:

	2013	2012
	$	$

Cash	110,711	139,244
Trade and other receivables	4,794	3,792
Taxes receivable	10,224	5,914

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2013:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

					December 31
	December 31, 2013				2012
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables and accrued liabilities	33,958	-	-	33,958	23,645
Share based payments	5,054	3,090	-	8,144	16,864
Promissory note and interest	6,678	23,584	-	30,262	45,196
Minimum rental and operating lease payments	2,530	2,269	-	4,799	2,836
Reclamation and closure cost obligations	-	4,790	26,557	31,347	28,869
Commitment to purchase plant and equipment	6,062	-	-	6,062	3,694
	54,282	33,733	26,557	114,572	121,104

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the year ended December 31, 2013 was $0.8 million (2012 - $0.6 million).

(c)	Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non- monetary assets and liabilities of its Mexican entity whose taxable profit or loss is denominated in a non-US dollar currency. A small amount of expenses were also incurred in Australian dollars during the year ended December 31, 2013 in relation to the acquisition of Cerro (Note 4). Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2013, the Company recognized a loss of $0.8 million on foreign exchange (2012 - loss of $0.9 million). Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $4.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $2.1 million increase or decrease in the Company’s after-tax net earnings (loss) (2012 - $2.7 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	Increase (decrease) in income after taxes
	for the year ended
	December 31, 2013	December 31, 2012
	$000s	$000s
Gold prices
10% increase	9,993	10,166
10% decrease	(9,993)	(10,166)

Silver prices
10% increase	1,511	1,405
10% decrease	(1,511)	(1,405)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

19.	Related party transactions

Transactions with Goldcorp Inc.

At December 31, 2013, Goldcorp owned approximately 27% of the Company’s common shares. The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp (Note 13). Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the free cash flow covenant contained in the promissory note. The third annual installment of $5 million plus accrued interest of $2.1 million was paid on December 31, 2013. The Company did not generate excess free cash flow during the year ended December 31, 2013.

On December 19, 2013, the Company paid $8 million to a subsidiary of Goldcorp to acquire its 30.8 % interest in the Cerro del Gallo project, which increased the Company’s interest to 100% (Note 4). On August 7, 2012, the Company repaid the $30 million convertible note due to a subsidiary of Goldcorp by issuing 8,422,460 common shares and paying accrued interest of $1.9 million in cash.

During the year ended December 31, 2013, $0.9 million (2012 - $2.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at December 31, 2013, the Company had an amount payable of $2.8 million outstanding to DMSL (2012 - $2.3 million). As at December 31, 2013, the Company had an amount owing from Goldcorp Inc. of $nil (2012 - $0.3).

Compensation of key management personnel of the Company

Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2013	2012
	$	$

Short-term employee benefits	2,875	2,868
Share-based payment	8,886	9,730
Total	11,761	12,598

The Company does not offer any post-employment benefits with respect to key management personnel.

20.	Segmented information

The Company’s mining properties operate in one geographic area, Mexico. The Company has two operating segments, the San Dimas mine and the Cerro del Gallo project, which reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting (to the chief operating decision maker) used to assess each segment’s performance. Significant information relating to reportable segments is summarized below; corporate information is provided to form a reconciliation to the results of the Company as at and for the years-ended December 31, 2013 and 2012, however does not constitute a segment:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

	Three months ended
	December 31, 2013				December 31, 2012
	San Dimas	Cerro Del Gallo	Corporate	Total	San Dimas	Cerro Del Gallo	Corporate	Total

Equity investment	-	-	1,042	1,042	-	-	-	-
Additions to mining interests	67,750	109,276	172	177,198	40,902	-	130	41,032
Total assets	635,050	109,618	38,256	782,924	653,393	-	17,113	670,506
Total liabilities	105,586	596	15,652	121,834	67,910	-	30,858	98,768

	Year ended
	December 31, 2013				December 31, 2012
	San Dimas	Cerro Del Gallo	Corporate	Total	San Dimas	Cerro Del Gallo	Corporate	Total
Revenue	200,326	-	-	200,326	182,939	-	-	182,939
Depreciation and depletion	(35,901)	(222)	(113)	(36,236)	(27,969)	-	(86)	(28,055)
Finance expense	-	-	(674)	(674)	-	-	(2,887)	(2,887)
Share of equity-accounted results	-	-	(187)	(187)	-	-	-	-
Income tax (expense) recovery	(45,301)	-	(99)	(45,400)	3,388	-	1,490	4,878
Net income (loss)	34,785	(205)	(38,830)	(4,250)	84,267	-	(34,714)	49,553

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

21.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through a board of directors. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Four of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Three of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the year ended December 31, 2013.

(b)	As at December 31, 2013, the Company had entered into commitments to purchase plant and equipment totaling $6.1 million (2012 - $3.7 million).

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

22.	Announcement of acquisition of Brigus Gold Corp

On December 16, 2013, the Company announced that it has entered into an arrangement agreement (the "Arrangement Agreement") with Brigus whereby Primero will acquire all outstanding common shares of Brigus pursuant to a plan of arrangement (the "Plan of Arrangement"). Brigus is a gold producing company whose principal assets are the Black Fox Black Fox mine site and adjacent exploration properties, Grey Fox and Pike River, located in Township of Black River-Matheson, Ontario, Canada.

Pursuant to the Arrangement, Primero will acquire each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders will receive 0.1 of a common share in a newly incorporated company (“SpinCo”) for each Brigus common share as part of the Arrangement. SpinCo will hold Brigus’ non-Ontario assets and will be capitalized with approximately Cdn$10 million in cash. Upon completion of the Arrangement, Brigus shareholders will hold, in aggregate, a 90.1% interest in SpinCo and Primero will hold the remaining 9.9% interest in SpinCo. All outstanding options to purchase Brigus common shares will be exchanged for options to purchase Primero common shares based upon the Exchange Ratio pursuant to the Arrangement. Following completion of the Arrangement, each outstanding warrant to purchase a Brigus common share will be exercisable to purchase 0.175 of a Primero common share and 0.1 of a SpinCo common share.

The transaction will be carried out by way of a court-approved plan of arrangement and will require approval by at least 66 2/3% of the votes cast by the shareholders of Brigus at a special meeting. The issuance of the Company’s common shares in connection with the proposed transaction will require the approval of a majority of the shareholders of Primero voting at a special meeting. In addition to shareholder and court approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other conditions customary in transactions of this nature. The shareholder meetings will be held on February 27, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Amounts in thousands of United States dollars unless otherwise stated)

The Company will make a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures (the “Debentures”) in accordance with their trust indenture dated March 23, 2011. During the 30 day period following the effective date of the Arrangement, Debenture holders will receive notice (the “Debenture Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Debentures at 100% of the principal amount plus accrued and unpaid interest on the date that is 30 business days following delivery of the Debenture Change of Control Notice.

The Company will also make a change of control offer for Brigus’ outstanding Cdn$24 million senior secured term notes (the “Notes”) in accordance with their senior secured facility agreement dated October 29, 2012. During the 10 day period following the effective date of the Arrangement, Note holders will receive notice (the “Note Change of Control Notice”) stating that a change of control has occurred along with an offer to purchase the Notes at 105% of the principal amount plus accrued and unpaid interested on the date that is 20 days following delivery of the Note Change of Control Notice.